1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

Peter M. Fass Member of the Firm Direct Dial 212-969-3445

January 22, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Karen J. Garnett

Re:	American Realty Capital Trust, Inc. SEC#333-145949 CIK#0001410997 Response to January 18, 2008 comment letter

Dear Ms. Garnett:

This firm represents American Realty Capital Trust, Inc. (the “Company” or “Firm”) in connection with its application for registration under the Securities Act of 1933. In furtherance thereof, we are submitting this letter to respond to the comments and requests in your letter, dated January 18, 2008 (the “Comment Letter”) and to indicate the changes that have been made in Amendment No. 4 to the Registration Statement (“Amendment No. 4”) that was filed on January 22, 2008 with the SEC. Five clean courtesy copies of Amendment No. 4 (without exhibits), five clean copies of the exhibits that have been revised, and five marked copies of Amendment No. 4 (without exhibits) are enclosed for your reference. The marked copies show the changes between the Amendment No. 3 to the Registration Statement (“Amendment No. 3”) and Amendment No. 4.

In addition, the Company requests acceleration of the effective date of the pending registration statement in the attached acceleration request letter, dated January 22, 2008 (Attachment No. 1).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letter. For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses. The page numbers referred to in your comments track the page numbers in Amendment No. 3, and the page numbers referred to in the Company’s responses track the page numbers in Amendment No. 4.

January 22, 2008

The revisions to the Registration Statement in Amendment No. 4 incorporate the comments and requests in your Comment Letter, as well as comments from the states and internal revisions.

Prospectus Cover Page

1.
We note your response to prior comment 1; however, we are unable to locate a description of the options and the shares underlying options on the cover page. Please revise as previously requested or advise.

RESPONSE:

The cover page has been revised in Amendment No. 4 pursuant to the comment above.

Prior Performance Summary, page 93
Three Year Summary of Funds Raised by AFR,. page 97

2.	We reissue prior comment 10. Please revise the table to include the amount of acquisition costs.

RESPONSE:

The acquisition costs are included in the purchase price of the assets and have never been separately identified in any publicly filed documents. For the sake of clarity, the following has been added to the end of footnote (1) of the table entitled, “Three Year Summary of Funds Raised by AFR” of Amendment No. 4:

“Acquisition costs are included in the purchase price of the assets acquired.”

3.
We note your responses to prior comments 7 and 11. It appears that updating the AFR performance information for 2007 would not be appropriate because neither Mr. Schorsch nor Mr. Kahane was at AFR after June 30,2006. Please confirm that you will not include this information in subsequent filings or tell us why you believe such updates would be relevant to the prior performance disclosure for this company.

RESPONSE:

January 22, 2008

The updated AFR information for 2007 referenced in Comment 3 above will not be included in subsequent filings.

Federal Income Tax Considerations, page 101

4.
We note your response to prior comment 12. Please revise the disclosure on page 101 to clearly state that counsel has opined that, commencing with the formation of the Operating Partnership, you will be treated as a partnership for federal income tax purposes.

RESPONSE:

The disclosure on page 101 has been revised in Amendment No. 4 pursuant to the comment above.

Exhibits
5.	We note that you have filed only the form of legal opinions and tax opinion. Please file the final, executed opinions with your next amendment.

RESPONSE:

Final executed opinions as Exhibits 5, 5.1 and 8 have been filed with Amendment No. 4.

6.
We note that the registration statement now includes options to purchase common stock. Please provide revised legal opinions that over the options. Please be advised that we view options as contractual obligations that require an opinion that the securities are binding obligations of the registrant.

RESPONSE:

Proskauer Rose LLP’s opinion in Exhibit 5 has been revised pursuant to the comment above and filed with Amendment No. 4 .

Regards,

/s/ Peter M. Fass

Peter M. Fass

January 22, 2008

ATTACHMENT NO. 1

AMERICAN REALTY CAPITAL
405 PARK AVENUE, 6TH FLOOR, NEW YORK, NY 10022
T:(212) 415-6500 F:(212) 421-5799
WWW.ARLCAP.COM

January 22, 2008

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Karen J. Garnett

Re:	American Realty Capital Trust, Inc. Registration Statement on Form S-11 File No. 333-145949

Dear Ms. Garnett:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital Trust, Inc. (the "Company") hereby requests acceleration of the effective date of the above-captioned Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on Jan. 22, 2008, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICAN REALTY CAPITAL TRUST, INC.

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch
Chief Executive Officer and President

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